                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                       PRODIGY COMMUNICATIONS CORPORATION
                            (Name of Subject Company)

                        SBC INTERNET COMMUNICATIONS, INC.
                                    (Offeror)

                             SBC COMMUNICATIONS INC.
                                    (Offeror)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 74283 P107
                      (CUSIP Number of Class of Securities)

                                 WAYNE A. WIRTZ
                             SBC COMMUNICATIONS INC.
                              175 E. HOUSTON STREET
                              SAN ANTONIO, TX 78205
                                 (210) 351-3736

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                                 with a copy to:

                                JOSEPH B. FRUMKIN
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                             NEW YORK, NY 10004-2498
                                 (212) 558-4000

                                 ---------------

                            CALCULATION OF FILING FEE


Transaction Valuation(1): $407,137,143 Amount of Filing Fee(2): $81,428

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.




[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:            $81,428
          Form or Registration No.:          Not applicable
          Filing Party:                      SBC Internet Communications, Inc.
                                             SBC Communications Inc.
          Date Filed:                        October 2, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [X] going-private transaction subject to Rule 13e-3.

    [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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  CUSIP NO. 74283 P 10 7

  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SBC Communications Inc.; I.R.S. Identification No. 43-1301883

  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [X]
                                                                        (b) [X]

  3.  SEC USE ONLY

  4.  SOURCE OF FUNDS
      AF, WC, 00

  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          [ ]

  6.  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                        7.   SOLE VOTING POWER
    NUMBER OF                  0
     SHARES
   BENEFICIALLY         8.   SHARED VOTING POWER
    OWNED BY                   92,419,644
      EACH
    REPORTING           9.   SOLE DISPOSITIVE POWER
     PERSON                    0
     WITH
                        10.  SHARED DISPOSITIVE POWER
                               50,509,533

  11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,509,533 shares*

         * In addition to this amount, Telefonos de Mexico, S.A. de C.V. and certain affiliates thereof that, collectively, beneficially own 41,910,111 Shares have agreed to vote with SBC with respect to certain matters. See Exhibit (a)(1)(xi)

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

  13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      41.77%

  14. TYPE OF REPORTING PERSON
      HC, CO




                                       2
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 CUSIP NO. 74283 P 10 7

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SBC Internet Communications, Inc.; I.R.S. Identification No. 74-2937337

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [X]
                                                                      (b) [ ]

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS
      AF, WC, 00

 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                        [ ]

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                       7.   SOLE VOTING POWER
  NUMBER OF                  0
   SHARES
 BENEFICIALLY          8.   SHARED VOTING POWER
   OWNED BY                  50,448,283
    EACH
  REPORTING            9.   SOLE DISPOSITIVE POWER
   PERSON                    0
    WITH
                       10.  SHARED DISPOSITIVE POWER
                             50,448,283

 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,448,283 shares*

        * In addition to this amount, Telefonos de Mexico, S.A. de C.V. and certain affiliates thereof that, collectively, beneficially own 41,910,111 Shares have agreed to tender their Shares into SBC Internet's tender offer. See Exhibit (a)(1)(xi)

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      41.72%

 14.  TYPE OF REPORTING PERSON
      CO


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         This Amendment No. 2 amends and supplements the Tender Offer Statement,
Schedule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on October 2, 2001, as amended and supplemented by Amendment No. 1 filed with SEC on October 15, 2001, by SBC Internet Communications, Inc., a Delaware corporation ("SBC Internet") and an indirect wholly owned subsidiary of SBC Communications Inc., a Delaware corporation ("SBC"), to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Prodigy Communications Corporation, a Delaware corporation ("Prodigy"), at an increased purchase price of $6.60 per Share.

         ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (b)(1) On October 17, 2001, SBC, SBC Internet and Prodigy reached a definitive agreement for SBC Internet to acquire the remaining equity interest in Prodigy not currently owned by it or SBC. The agreement provides that SBC Internet will increase its tender offer price from $5.45 to $6.60 per share. SBC and SBC Internet will prepare and mail to Prodigy's stockholders a supplement to its Offer to Purchase containing additional information as promptly as practicable after the date hereof. A copy of SBC's and Prodigy's joint press release announcing the transaction is attached as Exhibit (a)(1)(x) to this Amendment No 2.

         ITEM 11. ADDITIONAL INFORMATION.

         (a)(1) On October 17, 2001, SBC and Prodigy reached an agreement in principle with plaintiffs to settle all pending stockholder litigation in Delaware relating to SBC Internet's tender offer. The agreement is subject to the approval of the Delaware Court of Chancery.

         ITEM 12. EXHIBITS.

         (a)(1)(x) Joint Press Release issued by SBC and Prodigy, dated October 18, 2001.

         (a)(1)(xi) Letter Agreement, dated October 17, 2001, between SBC and each of Telefonos de Mexico, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC.

         ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3

         Item 12. The Solicitation or Recommendation.

         (e) On October 17, 2001, Telefonos de Mexico, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC entered into an agreement to tender their Shares into SBC Internet's amended offer. A copy of this letter agreement is filed an Exhibit (a)(1)(xi) to this Amendment No. 2.

         SCHEDULE 13D - ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         Reference is made to Item 12 of Schedule 13E-3 above regarding the letter agreement between SBC and each of Telefonos de Mexico, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC, which is attached as Exhibit (a)(1)(xi) to this Amendment No 2.



                                       4

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6                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SBC INTERNET COMMUNICATIONS, INC.


                                        By:  /s/ Richard C. Dietz
                                        Name:  Richard C. Dietz
                                        Title: President

                                        SBC COMMUNICATIONS INC.


                                        By:  /s/ James S. Kahan
                                        Name:  James S. Kahan
                                        Title: Senior Executive Vice President
                                                 - Corporate Development
Date: October 18, 2001


                                       5
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EXHIBIT INDEX
                   EXHIBIT     DESCRIPTION

                  (a)(1)(x) Press Release issued by SBC and Prodigy, dated October 18, 2001.
                  (a)(1)(xi) Letter Agreement, dated October 17, 2001, between SBC and each of Telefonos de Mexico, S.A. de C.V., Carso Global Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC.

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